UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of the Company scheduled for June 24, 2019.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441) and on May 23, 2018 (Registration No. 333-225122) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702) and on July 23, 2018 (Registration No. 333-226278).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD. (the "Registrant")

Date: May 16, 2019	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street

Tel-Aviv 6473921

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on June 24, 2019

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel on June 24, 2019 at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2019 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;
2.	To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2022;
3.	To approve the election of Ms. Alla Felder to the Board of Directors for a three-year term until the annual general meeting to be held in 2022;
4.	To approve an amendment to the Company's Articles of Association to add Preferred Shares to the Company’s registered share capital;
5.	To approve an amendment to the Company's Articles of Association to amend staggered board structure;
6.	To approve amendments to the Company's Compensation Policy;
7.	To approve grants of options to purchase Ordinary Shares in the Company to the non-executive directors of the Company;
8.	To approve the grant of options to purchase Ordinary Shares in the Company to Mr. Dror Ben-Asher, the Company's Chairman and Chief Executive Officer;
9.	To approve the extension of options to purchase Ordinary Shares in the Company previously granted to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and
10.	To approve the terms of employment and the grant of options to purchase American Depositary Shares (“ADSs”) of the Company to Mr. Rick Scruggs, a Company director and the Company’s Chief Operating Officer, U.S. operations.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on May 16, 2019 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Monday, June 24, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than June 24, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting (i.e., 9:00 a.m. Israel time on June 24, 2019). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than June 13, 2019. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on 21 Ha'arba'a Street, Tel-Aviv, Tel: +972 3 541 3131, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.redhillbio.com, the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

May 16, 2019

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REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 6473921

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 24, 2019

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Monday, June 24, 2019, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2019 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2018;
2.	To approve the re-election of Mr. Dror Ben-Asher and Dr. Kenneth Reed to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2022;
3.	To approve the election of Ms. Alla Felder to the Board of Directors for a three-year term until the annual general meeting to be held in 2022;
4.	To approve an amendment to the Company's Articles of Association to add Preferred Shares to the Company’s registered share capital;
5.	To approve an amendment to the Company's Articles of Association to amend staggered board structure;
6.	To approve amendments to the Company's Compensation Policy;
7.	To approve grants of options to purchase Ordinary Shares in the Company to the non-executive directors of the Company;
8.	To approve the grant of options to purchase Ordinary Shares in the Company to Mr. Dror Ben-Asher, the Company's Chairman and Chief Executive Officer;
9.	To approve the extension of options to purchase Ordinary Shares in the Company previously granted to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors; and
10.	To approve the terms of employment and the grant of options to purchase ADSs of the Company to Mr. Rick Scruggs, a Company director and the Company’s Chief Operating Officer, U.S. operations.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2018.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than June 13, 2019.

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Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on May 16, 2019 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on May16, 2019, the Company had outstanding 283,686,908 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least four hours prior to the General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card. ADS holders should return their proxies to BNY Mellon by the date set forth on the proxy card. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Monday, June 24, 2019, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Monday, June 24, 2019, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be issued or approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the General Meeting (i.e., 9:00 a.m. Israel time on June 24, 2019). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about May 21, 2019. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Ordinary Shares or ADSs. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

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The approval of Proposals 1, 2, 3, 4, 7 and 10 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposal 5 requires the affirmative vote of at least seventy-five percent (75%) of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 6, 8 and 9 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 6, 8 and 9 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

A “personal interest” of a shareholder, for purposes of Proposals 6, 8 and 9 is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Position Statements must be submitted to the Company by no later than June 13, 2019.

The rate of participation of each director in the Board of Directors meetings held during 2018 was as follows: (i) Dror Ben-Asher - 100%, (ii) Dan Suesskind - 85%, (iii) Shmuel Cabilly - 90%, (iv) Ofer Tsimchi - 95%, (v) Nurit Benjamini - 100%, (vi) Eric Swenden - 85%, (vii) Kenneth Reed - 100%, (viii) Rick Scruggs - 90% and (ix) Nicolas Weinstein – 50%. The rate of participation of each director in the Board of Directors meetings held during 2017 was as follows: (i) Dror Ben-Asher - 100%, (ii) Dan Suesskind - 89%, (iii) Shmuel Cabilly - 94%, (iv) Ofer Tsimchi - 94%, (v) Nurit Benjamini - 100%, (vi) Eric Swenden - 80%, (vii) Kenneth Reed - 100%, (viii) Rick Scruggs - 83% and (ix) Nicolas Weinstein –71%. Percentages reflect meetings held during the time each such individual served as a director of the Company.

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The rate of participation of each member of the Audit Committee in the Audit Committee meetings during 2018 was as follows: (i) Dan Suesskind - 80%, (ii) Ofer Tsimchi - 60% and (iii) Nurit Benjamini -100% and during 2017 was as follows:(i) Dan Suesskind - 86%, (ii) Ofer Tsimchi - 100% and (iii) Nurit Benjamini -100%.

The rate of participation of the members of the compensation committee of the Board of directors (the "Compensation Committee") in the Compensation Committee meetings during 2018 was 100% for each of Shmuel Cabilly, Ofer Tsimchi, and Nurit Benjamini, and for 2017 was100% for each of Shmuel Cabilly, Ofer Tsimchi, and Nurit Benjamini.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

(888) 564-7333 (toll-free in North America)
+1 (416) 867-2272 (collect outside of North America)
e-mail: contactus@kingsdaleadvisors.com

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PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Company's audit committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2019 and for an additional period until the next annual general meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2019 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY'S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. DROR BEN-ASHER AND DR. KENNETH REED AS DIRECTORS

According to the Articles, the Company's directors are divided into three groups with as equal number of directors as possible. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The Articles also provide that if the number of directors is not a multiplication of three, the first third (and the second third, if applicable) will include another number, being a number, which is the closest to and more than a third. The Articles require that the division into groups is carried out in accordance with the director's seniority on the Board of Directors, the most senior directors being included in the first third, and so forth. The current members of the first group, Dr. Shmuel Cabilly, Mr. Dan Suesskind and Ms. Nurit Benjamini, whose terms expire at the General Meeting, will not continue as directors of the Company. Therefore, in order to comply with the Articles and enable the three groups of directors to have as equal number of directors as possible, the Company is proposing that its two most senior directors, Mr. Ben-Asher and Dr. Reed, be re-elected for a three-year term in order for them to become part of the first group. They are currently members of the second and third group of directors, respectively. In addition, as provided in Proposal No. 3 below, it is proposed that Ms. Alla Felder be elected for a three-year term and become part of the first group in order that will the first class have three members while the other two groups will have two directors each.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the 2022 annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why either of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Dror Ben-Asher and Dr. Kenneth Reed has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

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The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position

Dror Ben-Asher	53	CEO and Chairman of the Board of Directors

Dr. Kenneth Reed	65	Director

Dror Ben-Asher has served as our Chief Executive Officer and as a director since August 3, 2009. Since May 4, 2011, Mr. Ben-Asher has also served as Chairman of our board of directors. From January 2002 to November 2010, Mr. Ben-Asher served as a manager at P.C.M.I. Ltd., an affiliate of ProSeed Capital Holdings CVA. Mr. Ben-Asher holds an LLB from the University of Leicester, U.K., an MJur. from Oxford University, U.K. and completed LLM studies at Harvard University.

Dr. Kenneth Reed has served as a member of our board of directors since December 15, 2009. Dr. Reed is a dermatologist, practicing in a private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with the over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, and Prescienet Pharma.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Dror Ben-Asher and Dr. Kenneth Reed be, and each of them hereby is, elected to hold office as a director of the Company for an additional three-year term until the annual general meeting to be held in 2022.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

ELECTION OF MS. ALLA FELDER AS A DIRECTOR

As described above, according to the Articles, the Company's directors are divided into three groups with as equal number of directors as possible. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

Ms. Alla Felder has been nominated to the Company’s Board of Directors and would be elected for a three-year term together with Mr. Dror Ben-Asher and Dr. Kenneth Reed.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of Ms. Felder to hold office until the 2022 annual general meeting, or such earlier time as she may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why Ms. Felder, if elected, should not be able to serve as a director.

Ms. Alla Felder has attested to the Board of Directors and to the Company that she meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The following information is supplied with respect to Ms. Felder and is based upon the information furnished to the Company by Ms. Felder:

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Alla Felder is a CPA and has been a lecturer in the College of Management Academic Studies in Rishon Lezion, Israel since 2003. From 1997 to 2010, Ms. Felder held a senior manager position at PriceWaterhouseCoopers in Israel. Ms. Felder currently serves on the board of directors of various companies traded on the TASE: Enlight Renewable Energy Ltd, Argaman Industries Ltd., Carmit Industries Ltd. and Ashtrom Properties Ltd. as well as on the board of directors of National Roads Company of Israel and Flight Medical Innovations Ltd. Ms. Felder previously served on the boards of directors of Neuroderm Ltd. (2014-2017) and Crow Technologies Ltd. (2012-2018), each a formerly Nasdaq listed company. Ms. Felder received her degree in Business Administration and Accounting from the College of Management Academic Studies and her executive master’s degree in the Science of Finance from City University of New York. Ms. Felder is also serving as an external CFO of several technology companies.

The board of directors has determined that Ms. Felder is a financial and accounting expert under Israeli law.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, that Ms. Alla Felder be, and hereby is, elected to hold office as a director of the Company, for a three-year term, until the annual general meeting to be held in 2022 unless earlier expired in accordance with the Company's Articles of Association.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEE TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 4

ADDITION OF PREFERRED SHARES TO THE COMPANY’S REGISTERED SHARE CAPITAL

We are proposing an amendment to our Amended and Restated Articles of Association by dividing the Company's existing registered capital of NIS 6,000,000 into (i) 594,000,000 ordinary shares, par value NIS 0.01 each, and (ii) 6,000,000 preferred shares, par value NIS 0.01 each (the "Preferred Shares"), as more fully described below.

If this Proposal 4 is approved by our shareholders at the General Meeting, our Board of Directors will be authorized to fix, by resolution of the Board of Directors, (i) the number of issued Preferred Shares (subject to the maximum number of Preferred Shares authorized in such class), (ii) the designation of such class of Preferred Shares, and (iii) the conversion, redemption and other special rights, qualifications, limitations or restrictions, if any, of the shares of such class of Preferred Shares. Consequently, the issuance of Preferred Shares would be available for issuance without further action by our shareholders, unless shareholder approval is otherwise required for any particular reason by virtue of Israeli law, the rules of any exchange or other market on which our securities may then be listed or traded, our Articles of Association then in effect, or any other applicable rules and regulations.

Our Board of Directors believes that the addition of Preferred Shares to our registered share capital is in the Company’s and its shareholders’ best interests. The addition of Preferred Shares would allow flexibility to our Board of Directors to address future financing and transactional needs by authorizing our Board of Directors to expeditiously create any class or series of Preferred Shares customized to meet the needs of any particular transaction and prevailing market conditions. Our Board of Directors will be permitted to issue Preferred Shares for any proper corporate purpose. If any Preferred Shares are to be issued in connection with a potential transaction that independently requires our shareholders’ approval, such approval will be sought at the appropriate time.

This amendment is not being proposed in connection with any particular stock offering or any other specific matter. At this time, we have no plans to issue any of the newly authorized Preferred Shares in order to raise funds or for any other corporate purposes.

Accordingly, we propose to revise Article 7 in our Amended and Restated Articles of Association, as set forth in Appendix B (language in Appendix B in bold and underlined is proposed to be added to the provision and language in bold strikethrough is proposed to be deleted).

Our shareholders will be requested to adopt the following resolution at the Meeting:

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“RESOLVED to amend the Company’s registered share capital of 6,000,000 Preferred Shares par value NIS 0.01 each by dividing the Company’s existing registered capital of NIS 6,000,000 into (i) 594,000,000 ordinary shares, par value NIS 0.01 each, and (ii) 6,000,000 preferred shares, par value NIS 0.01 each, and approve the amendments to Article 7 of our Amended and Restated Articles of Association in the manner set forth on Appendix B to this proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY'S BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THE PROPOSED CHANGES TO THE ARTICLES OF ASSOCIATION.

PROPOSAL NO. 5

AMENDMENT OF STAGGERED BOARD STRUCTURE IN THE COMPANY'S ARTICLES

Pursuant to our articles of association, the size of our Board of Directors may be no less than five persons and no more than eleven persons, including any external directors whose appointment is required by law. The directors who are not external directors are divided into three classes, as nearly equal in number as possible. At each annual general meeting, the term of one class of directors expires, and the directors of such class are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election. A simple majority shareholder vote may elect directors for a term of less than three years in order to ensure that the three groups of directors have as equal number of directors as possible as provided above.

As part of the board structure, our articles of association require that if the number of directors is not a multiplication of three, each of the two groups of directors will include another number of directors, being a number which is closest to and more than a third, while the third group of directors will consist of the remaining directors (who are not external directors, to the extent required). In addition, the articles of association provide that the division of directors into groups be carried out in accordance with the director’s seniority on the board of directors, with the most senior directors being included in the first group and so forth.

The Board of Directors is proposing that the provisions in the immediately preceding paragraph be deleted. The Board of Directors believes that the requirement that the first groups of directors have a higher number of directors if the number of directors is not a multiplication of three, and the requirement that the division of directors into groups be carried out in accordance with the director’s seniority on the board of directors, are not necessary and limit the Company’s flexibility in structuring its board of directors. Removing these requirements would enable the Board of Directors to be structured in such a manner as to best serve the needs of the Company.

Our shareholders will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to approve an amendment to the Company's Articles of Association in the manner set forth on Appendix C hereto."

The affirmative vote of the holders of Ordinary Shares representing at least 75% of the votes cast (other than those that abstain) is required to approve the above resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE PROPOSED CHANGES TO THE STAGGERED BOARD STRUCTURE IN THE ARTICLES OF ASSOCIATION.

PROPOSAL NO. 6

APPROVAL OF AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers (D&O) compensation policy (the “Compensation Policy”). The Compensation Policy must be approved by (i) the Board of Directors, upon recommendation of the Compensation Committee and (ii) the shareholders of the Company (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years. The shareholders of the Company approved the previous amendment to the Company’s Compensation Policy on June 8, 2016.

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On May 6, 2019, in accordance with the provisions of the Companies Law and following the recommendation of the Compensation Committee, the Board of Directors approved amendments to the Compensation Policy and recommended its approval by the shareholders, in the form attached hereto as Appendix D (the “Amended Compensation Policy”). The considerations which guided the Company's Compensation Committee and Board of Directors in recommending the Amended Compensation Policy were: promoting the Company's long-term best interests and organization strategy, inter alia, the Company's risk management matrix, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing its performance, taking into account the scope and reach of the Officer's role.

The Amended Compensation Policy was reviewed and amended with due consideration to the nature of the Company’s operations in the biopharmaceutical sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ordinary shares and ADSs are then listed or traded, as well as other criteria including the magnitude of future cash needs, capitalization, future development plans, and shareholders' equity. The Amended Compensation Policy will be effective for three years from the General Meeting, if approved by the shareholders.

The principles of the Amended Compensation Policy were set forth after discussions by the Compensation Committee and by the Board of Directors. The Amended Compensation Policy principles were designed, inter alia, to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and overall organizational strategy. Part of the rationale is that the Amended Compensation Policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term. Additionally, the Amended Compensation Policy intends, inter alia, to allow the Company to preserve and to recruit senior executives with specific professional knowledge and unique expertise and with the ability to lead the Company to business success and to face the challenges confronted by the Company, to grant rational, appropriate and fair compensation to Officers, taking into consideration their duties and areas of responsibilities, giving focus on the contribution of the Officers to achieve the Company objectives and performance maximization.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED that, in compliance with the requirements of the Companies Law, 1999, the Amended Compensation Policy for the Company's directors and officers, in the form attached hereto as Appendix D, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, for a term of three years from approval by this General Meeting, be, and is hereby approved.”

The affirmative vote of at least a majority of the votes of shareholders present and voting on the matter is required for shareholders to approve Proposal 6, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

Under certain circumstances and subject to certain exceptions, the Companies Law enables the Board of Directors to approve the Amended Compensation Policy despite the objection of the shareholders provided that the Compensation Committee and the Board of Directors determine that it is for the benefit of the Company, following additional discussions and supported by detailed arguments.

THE COMPANY'S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDED COMPENSATION POLICY FOR THE COMPANY'S DIRECTORS AND OFFICERS.

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PROPOSAL NO. 7

GRANT OF OPTIONS TO PURCHASE SHARES IN THE COMPANY TO CERTAIN NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant options to purchase Ordinary Shares in the Company to each of the following Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Mr. Nicolas A. Weinstein and Ms. Alla Felder (each such grant subject to the election or re-election of such director to the Board, as provided in this Proxy Statement).

The Compensation Committee and Board of Directors have approved the proposed grant of options in light of each such non-executive director's contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy (as currently in effect and as proposed to be amended at the General Meeting). The purpose of the grant is, inter alia, to compensate each such director for his/her service and significant contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

When discussing the suggested grants to the Company's non-executive directors, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) the non-executive directors have the experience, knowledge, skills and management abilities in the fields relevant to the Company's operations; (b) each of the Company's members of the Board of Directors is required to maintain adequate supervision over the Company's management in circumstances of significant increase in the Company's business activities as well as significant increase in applicable regulatory demands and expansion of commercial activity in the U.S.; (c) allocating options to the directors will increase their equity interest in the success of the Company and the results of its operations; and  (d) the grants of options to the Company’s directors complies with the Compensation Policy.

The background and qualifications of Dr. Kenneth Reed and Ms. Alla Felder are described in Proposals 2 and 3 of this Proxy Statement. Below are summaries of the background and qualifications of Mr. Eric Swenden, Mr. Ofer Tsimchi and Mr. Nicolas A. Weinstein.

Eric Swenden has served as a member of our board of directors since May 3, 2010 and has served on our investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of TBC S.A. and Maya Gold & Silver Ltd. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Ofer Tsimchi has served as a director on our board of directors since May 4, 2011, and a member of our audit committee and as the Chairman of our compensation committee since May 5, 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Amutat Zionut 2000, Danbar Group Ltd, Caesarstone Sdot-Yam Ltd. and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Nicolas Weinstein has served as a member of our board of directors since May 11, 2017. Mr. Weinstein served as Managing Director of Water Bear Investments LLC, a healthcare and real estate investment services company since January 2017.  From 2014 to 2015, Mr. Weinstein served as country head in Chile for Abbott Laboratories / CFR Pharmaceuticals. In 2014, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals, and from 2012 to 2013, he served as VP Business Development of CFR Pharmaceuticals. From 2008 to 2010, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals. Mr. Weinstein currently leads the healthcare and venture investments of EMC2 Fund Ltd. (“EMC2”) and its partnership interests in Olive Tree Ventures Limited Partnership (Israel) and Puma Bioventures (a U.S. biotech fund). Mr. Weinstein is a director in investee companies of EMC2, including Aquila Diagnostics, Medasense, Via Surgical, Harbo, and Selfpoint. Mr. Weinstein holds an M.Sc. in Finance from Universidad Adolfo Ibanez (Chile) and an MBA from the Kellogg School of Management (2012). Mr. Weinstein has been nominated to our board of directors by EMC2 pursuant to the right we granted to any investor that invested at least $15 million in the Company in our December 2016 public offering to nominate one person to our board of directors, subject to various conditions described in the prospectus that we filed with the Securities Exchange Commission.

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The proposal would grant to each of the directors options to purchase 150,000 Ordinary Shares of the Company at an exercise price of $0.92 per Ordinary Share (equals to $9.2 per ADS), which represents the average closing price of the Company's Ordinary Shares on the Tel-Aviv Stock Exchange in the last 30 trading days prior to the date of the Board of Directors meeting at which the grant was approved (May 6, 2019), plus 10% (but in no event less than the closing market price of the Company's Ordinary Shares on the date of such Board of Directors meeting). The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options will be ten (10) years following the grant date. First vesting is scheduled on June 30, 2019 and the options will become fully vested, in accordance with the terms of the grant, on March 31, 2023. Notwithstanding the foregoing, the options to be granted to Ms. Alla Felder will vest as follows: 25% of the options will vest immediately on the first anniversary of the grant date and the remainder would vest over the following three years in 12 equal quarterly installments (total of four years), commencing on the first quarter end following such anniversary date.

The equity grants and related terms would be in accordance with the Company's Amended and Restated Award Plan (2010), as amended. The proposed equity grant to each of the directors represents 0.4% of the total outstanding equity of the Company, on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 150,000 ordinary shares of the Company to each of Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Mr. Nicolas A. Weinstein and Ms. Alla Felder, in each case exercisable into Ordinary Shares of the Company.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD AND THE COMPENSATION COMMITTEE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF GRANT OPTIONS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 8

GRANT OF OPTIONS TO PURCHASE SHARES OF THE COMPANY TO MR. DROR BEN-ASHER, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s Compensation Committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or Compensation Committee, as applicable, board of directors and shareholders.

It is proposed to grant options to purchase Ordinary Shares of the Company to Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and the Chairman of the Board of Directors since its incorporation. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed grant of options described below is appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

When discussing the proposed grant of options to Mr. Ben-Asher, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) Mr. Ben-Asher is one of the two entrepreneurs who founded the Company in August 2009 and has been leading the Company from the date of the Company's establishment until today; (b) the Company's strategic milestones achieved during the last year thanks to Mr. Ben-Asher's leadership and contribution; (c) the growing scale of the Company's operations and Mr. Ben-Asher's responsibilities related to R&D, commercial and clinical operations, financial strategy, business development, regulation, compliance, IR and HR, among others; and (d) the grant of options complies with the Company's Compensation Policy.

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The proposal to grant to Mr. Ben-Asher options to purchase 750,000 Ordinary Shares of the Company. Each option granted represents an option to purchase one Ordinary Share of the Company at an exercise price of $0.92 per Ordinary Share (equals to $9.2 per ADS), which represents the average closing price of the Company's Ordinary Shares on the Tel-Aviv Stock Exchange in the last 30 trading days prior to the date of the Board of Directors meeting at which the grant was approved (May 6, 2019), plus 10% (but in no event less than the closing market price of the Company's Ordinary Shares on the date of such Board of Directors meeting). The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options will be ten (10) years following the grant date. First vesting is scheduled on June 30, 2019 and the options will become fully vested, in accordance with the terms of the grant, on March 31, 2023. The equity grants and related terms would be in accordance with the Company's Amended and Restated Award Plan (2010), as amended. The proposed equity grant to Mr. Ben-Asher would represent 0.2% of the total outstanding equity of the Company, on a fully-diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 750,000 ordinary shares of the Company to Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors.”

The approval of this proposal requires the affirmative vote of a Special Majority

THE BOARD OF DIRECTORS AND THE COMPENSATION COMMITTEE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF GRANT OPTIONS TO MR. DROR BEN-ASHER.

PROPOSAL NO. 9

APPROVAL OF EXTENSION OF OPTIONS TO PURCHASE ORDINARY SHARES IN THE COMPANY GRANTED TO MR. DROR BEN-ASHER, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or Compensation Committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and Chairman of the Board of Directors since its incorporation until today.

On February 15, 2012, the Company granted an aggregate of options to purchase 1,000,000 Ordinary Shares (the equivalent of 100,000 ADSs) to officers, directors, advisory board members, employees and consultants of the Company, including options to acquire 600,000 Ordinary Shares to Mr. Ben-Asher, at an exercise price of $0.72 per Ordinary Share (the equivalent of $7.20 per ADS), which options had an expiration date of February 15, 2019. In order to incentivize the optionees, including Mr. Ben-Asher, and to reward them for their dedication and commitment to the Company, the Company's Compensation Committee and the Board of Directors earlier this year approved the extension of the options’ exercise period until February 15, 2022. The extended options have one-year cliff and an exercise price of $1.08 (the equivalent of $10.80 per ADS), representing a 50% increase over the original exercise price per Ordinary Share.

The Company's Compensation Committee and the Board of Directors approved the extension (or otherwise the allocation of new options to replace the originally granted options) of options to purchase 600,000 Ordinary Shares (the equivalent of 60,000 ADSs) that were granted to Mr. Ben-Asher at the same time as the options granted to another optionee as described above and also had an expiration date of February 15, 2019. The extended options of Mr. Ben-Asher would have the same terms as the extended options for the other optionee whose option extension was approved by the Compensation Committee and the Board of Directors, and would have one-year cliff and an exercise price of $1.08 (equivalent of $10.80 per ADS), representing a 50% increase over the original exercise price per Ordinary Share. The extension of the options of Mr. Ben-Asher is subject to this shareholder approval.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the extension of the exercise period of Mr. Dror Ben-Asher's options to purchase 600,000 Ordinary Shares (equal to 60,000 ADSs) until February 15, 2022 (or allocate new options with such expiration date), with one-year cliff and an exercise price of $1.08 per Ordinary Share (equivalent of $10.80 per ADS)."

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The approval of this proposal requires the affirmative vote of a Special Majority

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF EXTENSION OF EXPIRATION DATE OF OPTIONS TO ACQUIRE 600,000 ORDINARY SHARES OF MR. DROR BEN-ASHER.

PROPOSAL NO. 10

APPROVAL OF TERMS OF EMPLOYMENT AND THE GRANT OF OPTIONS TO PURCHASE ADSs OF THE COMPANY TO MR. RICK SCRUGGS AS THE COMPANY'S CHIEF OPERATIONS OFFICER, U.S. OPERATIONS

Under the Companies Law, the shareholders of the Company must approve the engagement of the Company's Director also as an officer in the Company, and such approval will be effective for a period of up to three years.

Mr. Rick Scruggs has served as a director of the Company since January 1, 2016. On February 25, 2019, the Board approved the appointment of Mr. Scruggs as the Company's Chief Operations Officer, U.S. Operations of the Company's wholly-owned U.S. subsidiary, RedHill Biopharma Inc. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President Business Development at Salix Pharmaceuticals.

Subject to Company shareholder approval, the terms of Mr. Scrugg's full-time employment will include semi-monthly base salary of $8,750 (annualized at $210,000), a grant options to purchase 37,500 ADSs (representing 375,000 ordinary shares) of the Company, including benefits, programs or policies made generally available to other full-time U.S. employees of the Company's U.S. subsidiary. The cash compensation payable will be paid to Mr. Scruggs retroactively from the date he commenced working for the Company, January 1, 2019. The Company's Board of Directors and Compensation Committee previously approved, ratified, and recommended the Company shareholders to approve and ratify the employment terms of Mr. Scruggs, including the grant of options to purchase 37,500 ADSs of the Company.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve and to ratify the terms of employment and the grant of options to acquire 37,500 ADSs of the Company to Mr. Rick Scruggs with the Company as the Company's Chief Operations Officer, U.S. Operations."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY'S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL AND RATIFICATION OF THE PROPOSED TERMS OF EMPLOYMENT AND THE AAPROVAL OF THE GRANT OF OPTIONS TO MR. RICK SCRUGGS.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: May 16, 2019

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Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

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1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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Appendix B

Chapter Two - The Share Capital of the Company

7.	Share Capital.~~[1]~~

7.1	The Company's registered share capital is NIS 6,000,000, divided into (i) 594~~600~~,000,000 registered o~~O~~rdinary s~~S~~hares of NIS 0.01 par value each (hereinafter: "share", "ordinary share", "shares" or "ordinary shares", as the case may be) and (ii) 6,000,000 preferred shares of NIS 0.01 par value each (hereinafter: “the preferred shares"). Each ordinary share confers a right to receive invitations to participate in and vote at the general meetings. A shareholder shall have one vote for every fully paid up ordinary share that he holds. All ordinary sShares have equal rights inter se with respect to dividend, distribution of bonus shares or any other distribution, capital refund and participation in distribution of surplus of Company assets upon liquidation.

The preferred shares may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the board of directors (authority to do so being hereby expressly vested in the board of directors). The board of directors is further authorized, subject to any limitations prescribed by law, to fix by resolution or resolutions the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The board of directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in these Articles or the resolution of the board of directors originally fixing the number of shares of such series.

7.2	The provisions of these Articles in relation to shares, shall also apply, mutatis mutandis, to other securities to be issued by the Company except to the extent otherwise determined by the board of directors.

________________________

~~1 Subject to the provisions of Section 46.B. of the Securities Law, pursuant to which so long as the Company's shares are listed for trading on the Stock Exchange, the Company's share capital will consist of one class of shares.~~

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Appendix C

Chapter Four - The Board of Directors

19.	Appointment of Directors and Termination of Their Office

19.1	The number of directors - the number of directors of the Company shall not be less than five (5) and not more than eleven (11) (including anyoutside directors whose appointment is required under law), unless otherwise decided by the general meeting by a majority of 75%.

19.2	Appointment of Directors at an Annual Meeting and their Replacement

19.2.1	The Company directors serving in office (who are not outside directors), will be divided into three groups, one third each, which will hereinafter be referred to as: the "First third to the Third Third") as nearly equal in number as practicable. ~~If the number of directors is not a multiplication of three, each of the two groups - the first third to the second third - will include another number, being a number which is closest to and more than a third, while the group of the third third will consist of the remaining directors (who are not outside directors).~~The initial division into thirds will be carried out pursuant to the board of directors' resolution with respect to such division~~, and the rule that will apply is that the division be carried out in accordance with the director's seniority on the board of directors, the most senior directors being included in the first third, and so forth~~.. Should the number of directors vary, the number of directors in each group will vary in accordance with the aforesaid rule.

19.2.2	At the first annual meeting of the Company shareholders to be held after the Company has become a public company (in 2011), the office of the directors included in the first third will terminate and they will be put up for re-appointment at that meeting.

At the second annual meeting of the Company shareholders to be held after the Company has become a public company (in 2012), the office of the directors included in the second third will terminate and they will be put up for re-appointment at that meeting.

At the third annual meeting of the Company shareholders to be held after the Company has become a public company (in 2013), the office of the directors included in the third third will terminate and they will be put up for re-appointment at that meeting.

At the three subsequent annual general meetings the aforesaid mechanism will reapply, and so on and so forth.

Any director elected as aforesaid, will be elected for a three-year term (unless his office is terminated in accordance with the provisions of these Articles), so that every year the office of a group of one third of the board of directors will terminate, as aforesaid.

Directors may be elected for a term of less than three years in order to ensure that the three groups of directors have as equal number of directors as possible as provided in Sub-Article 19.2.1 above.

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Notwithstanding the foregoing, the term of office of any director elected to the Company's board of directors, and originally nominated for election by virtue of the nomination right granted to any investor who purchased, in the Company's public offering which closed on December 27, 2016, together with its affiliates (as such term is defined in Rule 405 of the Securities Act of 1933, as amended), at least $15 million of ADSs and warrants (excluding the proceeds, if any, from the exercise of warrants), shall automatically expire at the first annual meeting of the Company shareholders following the annual meeting of the Company shareholders held in May 2017 unless such investor, at least 75 days prior to such first following annual meeting of shareholders evidences to the Company its beneficial ownership, together with its affiliates, of at least 4% of the Company's outstanding shares.  If not so expired at the first annual meeting of the Company shareholders following the annual meeting held in May 2017, the term of office of such director shall automatically expire at the second annual meeting of the Company shareholders following the annual meeting of the Company shareholders held in May 2017 unless such investor, at least 75 days prior to such second following annual meeting of shareholders, evidences to the Company its beneficial ownership, together with its affiliates, of at least 4% of the Company's outstanding shares. In any event, the term of office of such director shall automatically expire at the third annual meeting of the Company shareholders following the annual meeting held in May 2017 unless re-elected by the Company's shareholders.

The elected directors shall assume their office commencing from the end of the meeting at which they were elected unless a later date is stipulated in the resolution on their appointment.

19.2.3	The appointment of members of the board of directors (who are not outside directors), will be carried out by the shareholders present at the meeting, in person or by proxy, or by means of a voting paper, by a simple majority of the votes of the shareholders as aforesaid.

19.2.4	If a director who was put up for re-appointment at the general meeting convened to deliberate same is not re-elected, the Company will convene another general meeting, at which another proposed director will be put up for the approval of the meeting. Notwithstanding the foregoing, the office of the director who has not been re-appointed or his alternate (insofar as he has appointed an alternate in accordance with the provisions of these Articles), will expire on the earlier of: (1) The additional general meeting as aforesaid; or (2) seventy days from the date of the annual general meeting as aforesaid in Sub-Article 19.2.2 above. It shall further be clarified that a director appointed as aforesaid will belong to the group of the third to which the director he replaced belonged, so that his office will expire on the date of the general meeting at which the office of the other directors of that third group will expire.

19.2.5	The general meeting may, at any time, by a majority of 75%, dismiss a director and it may decide at that time to appoint another person in his place by a majority of 75%. A director whose dismissal is on the agenda of the meeting will be given a reasonable opportunity to present his position before such meeting.

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19.2.6	A special meeting of the Company may appoint directors for the Company in lieu of directors whose office has terminated and also in any case in which the number of members of the board of directors falls below the minimum that has been stipulated in these Articles or by the general meeting by a majority of 75% of the shareholders' votes. It should be clarified that a director appointed as aforesaid will belong to the group of the third to which the director he replaced belonged, so that his office will expire on the date of the general meeting at which the office of the other directors of that third group will expire.

19.2.7	The foregoing provisions of Sub-Articles 19.2.1 - 19.2.6 shall not apply to the appointment and term in office of outside directors, in respect of whom the provisions of the Companies Law shall apply.

19.2.8	Subject to the provisions of the law in relation to the expiry of the office of a director, but notwithstanding the provisions of Section 230 of the Companies Law, the office of a director shall not be terminated, other than as provided in this Article.

19.3	Appointment of Directors by the Board of Directors

The board of directors may appoint a director or additional directors for the Company, whether in order to fill an office that has become vacant for any reason whatsoever or whether in the capacity of a director or additional directors, provided that the number of directors shall not exceed the maximum number of members of the board of directors. Any director so appointed shall serve up to the first annual meeting held subsequent to his appointment. In the event that the number of directors has fallen below the minimum number of directors, as prescribed in Sub-Article 19.1 above, the remaining directors may only act to convene a general meeting of the Company for the purpose of appointing the vacant positions of directors and up to the date of such meeting, act to conduct the Company's affairs in connection with matters that are pressing.

19.4	Date of Commencement of the Office of a Director - the elected directors shall assume their offices commencing at the end of the general meeting at which they were elected or on the date of their appointment by the board of directors as provided above in Sub-Article 19.3, as the case may be, unless a later date is prescribed in the resolution on their appointment.

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19.5	Alternate Director - subject to the provisions of the law, a director may from time to time appoint an alternate director for himself (hereinafter: "alternate director"), dismiss such an alternate director, and may also appoint another alternate director in lieu of any alternate director whose office has been vacated for any reason, either for a specific meeting or permanently.

19.6	A Director's Proxy - any director and any alternate director may appoint a proxy who shall participate and vote in their name at, any meeting of the board of directors or of a board of directors’ committee. Such an appointment may be general or for the purpose of one or a number of meetings. Where a director or an alternate director is present at such a meeting the proxy may not vote in lieu of the director who appointed him. Such an appointment shall be valid in accordance with the contents thereof or until its revocation by the appointor. A director or an alternate director of the Company may serve as a proxy as aforesaid.

19.7	Termination of the Office of a Director - in the event of a director's position becoming vacant, the remaining directors may continue acting for as long as the number of remaining directors does not fall below the minimum number of directors that has been determined in these Articles or prescribed by the general meeting. If the number of directors has fallen below the foregoing, the remaining directors may only act in order to convene a general meeting of the Company.

19.8	Holding a Meeting by means of Communication and Without Convening

At a meeting that has been held by the use of any means of communication, it is sufficient that all of the directors who are entitled to participate in the proceedings and in a vote, shall be able to hear each other.

The board of directors may also pass resolutions without actually convening, provided that all of the directors who are entitled to participate in the discussion and to vote on the matter put forward for resolution have agreed not to meet to discuss such matter. Where resolutions have been passed as aforesaid, minutes of such resolutions shall be prepared, including the resolution not to convene and shall be signed by the chairman of the board of directors. The provisions of these Articles shall apply mutatis mutandis to such a resolution. A resolution that has been passed in accordance with this Article shall be valid in all respects as though it had been passed at a duly convened and conducted meeting of the board of directors.

19.9	Remuneration of Members of the Board of Directors - subject to the provisions of the Companies Law the Company may remunerate the Directors for fulfilling their functions as directors.

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Appendix D

RedHill Biopharma Ltd.

(The "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

As approved by the Company's compensation committee on May 1, 2019 and by the Company’s board of directors on May 6, 2019.

1.       Definitions

"Board of Directors" or “Board”	-	The Company's board of directors;
"Committee" or "Compensation Committee"	-	The Company's compensation committee;
"Company"	-	RedHill Biopharma Ltd.;
"Companies Law"	-	The Companies Law, 1999, Israel;
"Securities Law"	-	The Securities Law, 1968, Israel;
"Retirement Bonus"	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
"Officer"	-	As defined in the Companies Law;
"Stock Option Plan"	-	Amended and Restated Award Plan (2010), as it may be amended from time to time, or such other equity incentive plan, including an employee stock purchase plan, adopted by the Company from time to time;
“Base Salary”	-	A fixed amount paid by the Company to its Officers in return for work performed. Base salary does not include benefits, bonuses or any other potential compensation;
"Cost"	-	Cost to the employing entity.

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2.       Overview

The principles of the Compensation Policy were set forth in accordance with the requirements of the Companies Law and after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and organizational strategy. Part of the rationale is that the Policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term.

The Compensation Policy considers, inter alia, the Company's risk management parameters, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing shareholders value, taking into account the scope and reach of the Officer's role.

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biopharmaceutical sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ordinary shares and American Depository Shares (“ADS”) are then listed or traded, as well as other criteria.

The compensation principles, targets and benchmarks are derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board of Directors from time to time.

In the process of drafting this Policy, the Board and the Compensation Committee have examined the ratio between employer cost (as defined in the Companies Law) associated with the engagement of the Officer and the average and median employer cost associated with the engagement of the other employees of the Company (the "Ratio"). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in the Company.

Compensation Policy components will include each of the following:

a.	Base Salary;

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b.	Benefits;

c.	Cash bonuses;

d.	Equity based compensation;

e.	Retirement and termination of service arrangements; and

f.	Exemption, Indemnification and Insurance.

While the Company's employment agreements and/or consulting agreements may be in NIS or in USD, the Company's compensation costs (including salaries, benefits and consulting) are reported in the Company's financial statements in USD. Thus, all compensation components are presented in this policy in USD.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This Policy applies to both male and female Officers.

This Policy aims to balance the mix of "Fixed Component" (comprised of Base Salary and benefits) and "Variable Component" (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Officers to meet the Company's short and long term goals, while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Component of each Officer shall not exceed 80% of the total compensation package of such Officer on an annual basis. The Compensation Committee and Board believe that such ratio expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

3.       Officers' areas of responsibility, education and experience

The compensation package to the Officers is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Officer.

4.       Base Salary and Benefits

4.1.	Position: Chairman of the Board of Directors (the “Chairman”)

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4.1.1.	The annual Base Salary of the Chairman, consisting of a fixed annual payment and additional fixed payment per meeting, shall not exceed two times the annual Base Salary of other Board members. If the Chairman is also an Officer, no additional compensation will be payable to the Chairman for his role as Chairman.

4.1.2.	The Chairman will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Company CEO

4.2.1.	The annual Base Salary for the Company CEO shall be up to USD 750,000[1] for a full time position. Such amount may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

4.2.2.	The Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company's policy.

The following benefits will be granted to the CEO in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

________________________

1 In accordance with the USD-NIS representative rate of exchange of the Bank of Israel as of the date of approval of the Policy by the Company shareholders

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•	Monthly remuneration for a study fund with reference to the Company's practice and common market practice;

•	Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•	Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

The Company may offer additional benefits to the CEO, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

4.3.	Position: Officers (other than Board member or CEO)

4.3.1.	The annual Base Salary for each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) shall not exceed 90% of the annual Base Salary for the CEO.

4.3.2.	In addition, each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

The following benefits may be granted to Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

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•	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the Company's practice and common market practice;

•	Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•	Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

The Company may offer additional benefits to the Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

4.4.	Position: Board member

4.4.1.	The compensation of Board members (including external directors, to the extent applicable, and independent directors, but excluding the Chairman) shall be in accordance with the provisions of the companies’ regulations (rules concerning compensation and expense reimbursement for an external director) - 2000 (the "Compensation Regulations"). In case in which a Board member is serving also as an Officer, he will be entitled to additional compensation accordingly.

4.4.2.	Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies.

4.5.	According to section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require compensation committee approval, as stated in section 272(C) to the Companies Law. For these purposes, a change shall be considered to be non-material so long as the change in the compensation does not exceed 15% of the fixed compensation and has been approved by the CEO, and all within the framework of the Policy.

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4.6.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, the Company may grant a signing bonus to a newly recruited Officer. The signing bonus shall not exceed six (6) monthly Base Salaries of such Officer.

4.7.	Work overseas

4.7.1.	The maximum Base Salary for an Officer who works in the US may exceed the maximum Base Salary for the Officer pursuant to this Policy, by up to 50%.

4.7.2.	Conditioned only upon continued employment with the Company, the Company may reimburse an Officer for his actual reasonable relocation expenses when relocating, outside or inside the US, and when returning.

4.7.3.	Conditioned only upon continued employment with the Company, the Company may grant a one-time relocation bonus of up to six (6) monthly Base Salaries to an Officer, when relocating, outside or inside the US.

5.       Cash Bonuses

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.	The payment of annual bonuses for any particular fiscal year shall be subject to the satisfaction (in addition to the satisfaction of the applicable objectives set forth below in Section 5.1.2 below) of one or more of the following criteria:

5.1.1.1.	For the Company to recognize minimum revenues of US $15 million in the relevant year;

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5.1.1.2.	For the Company to reduce its negative cash from operations to less than $25 million per annum;

5.1.1.3.	A market cap of at least USD 275 million;

5.1.1.4.	Increase in the share price of 15% or more in the relevant fiscal year;

5.1.1.5.	A significant positive event in the Company’s business, affecting the Company’s overall positioning and prospect in the medium or the long term.

5.1.2.	The annual bonus to the Chairman and the CEO will be based on measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria may include, inter alia, objectives relating to the development of clinical trials, significant progress of pipeline products, operational and financial targets achieved, significant business development progress and any additional significant objectives determined by the Board.

5.1.3.	In addition, the Company may grant the CEO a bonus of up to three (3) monthly Base Salaries or up to 25% of the total variable compensation, at the sole discretion of the Compensation Committee and Board, based on the CEO's contribution to the Company.

5.1.4.	The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion of the Compensation Committee and the Board, provided that they do not exceed the ceiling specified in Section 5.4 below.

5.2.	Special Annual Bonus

In addition to the Annual Bonus, each Officer of the Company may be awarded once a year a special annual bonus (the "Special Annual Bonus") regardless of a specified target and regardless of a bonus plan. Such Special Annual Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO's recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of rights, achievement of major corporate goal in R&D or in commercial operations, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Annual Bonus shall not exceed three (3) monthly Base Salaries for each Officer of the Company, except for the CEO as provided in Section 5.1.3 above.

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5.3.	Bonus calculation upon termination of employment: Should the employment or service of the Officer terminate prior to the end of a fiscal year, the Company may pay the Officer the pro rata share of that fiscal year’s bonus, based on the period such Officer was employed by the Company or has served in the Company.

5.4.	Maximum bonus: the combined Annual Bonus and Special Annual Bonus amount shall not exceed 200% of the Officer’s annual Base Salary.

5.5.	The Company's Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board of Directors, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.6.	Compensation Recovery ("Clawback"):

5.6.1.	In the event of an accounting restatement, the Company shall be entitled to recover from its Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by the Company prior to the third anniversary of fiscal year end of the restated financial statements.

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5.6.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Officer.

5.6.3.	Nothing in this Section limits the Company's obligation to comply with any "Clawback" or similar provisions regarding disgorging of profits imposed on Officers by virtue of applicable securities laws.

6.       Equity-Based Compensation

6.1.	The Compensation Committee and the Board shall review from time to time the overall equity-based grant for all Officers. When doing so, the Compensation Committee and the Board shall take into consideration: (1) each Officer's (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Officers.

6.2.	The equity-based compensation offered by the Company may be in the form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the Stock Option Plan.

6.3.	Subject to any applicable law and at the Compensation Committee and the Board’s discretion, as applicable, the Company may determine the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

6.4.	The fair market value of equity-based compensation awarded to each Officer in a given year, as calculated at grant date, shall not exceed 200% of the annual Base Salary of such Officer, as the case may be.

6.5.	The exercise price for each option would be determined as the higher of the average Company share price on the Tel-Aviv Stock Exchange over the 30 trading days preceding the Board’s decision plus up to 30% premium, or the closing Company share price on the Tel-Aviv Stock Exchange on the date of the approval of the award by the Board of Directors. In case the Company's shares are not listed on Tel-Aviv Stock Exchange, this section 6.5 shall be null and void.

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6.6.	All other terms of the equity awards shall be in accordance with the Stock Option Plan and other related practices and policies.

6.7.	Subject to the terms of the Stock Option Plan, the Compensation Committee and Board of Directors shall not reduce the amount of unexercised options of an Officer, nor will they limit the exercise value of such unexercised options.

7.       Retirement and Termination of Service Arrangements

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period:

-	The Company may give an Officer a notice period of up to twelve (12) months.

-	The Company may waive the Officer's services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination.

-	During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.	Non-compete bonus: the Company may grant an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two (2) monthly Base Salaries for each three (3) months of non-compete period and shall not exceed a total of twelve (12) monthly Base Salaries.

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7.4.	Retirement bonus: the Company may grant an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed twelve (12) monthly Base Salaries for Officers that engaged with the Company for over three (3) years and six (6) monthly Base Salaries for an Officer that was engaged with the Company for less than three (3) years, except in the case of termination of employment upon "change of control" in which case the limitations of Section 7.5 shall apply.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

7.5.	Creation/Change of Control: the Company may grant an Officers a bonus upon a "change of control" (as defined in a plan approved by the Compensation Committee and the Board) upon such conditions determined by the Compensation Committee and the Board. The bonus shall not exceed twelve (12) monthly Base Salaries for each Officer who served the Company for over three (3) years and six (6) monthly Base Salaries for each Officer who served in the Company for less than three (3) years.

The Company may also grant the CEO a bonus upon a "change of control" upon such conditions determined by the Compensation Committee and the Board. The bonus to the CEO shall not exceed twenty-four (24) monthly Base Salaries.

8.       Exemption, Indemnification and Insurance

8.1.	Board member and Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Board members and Officers, which would apply to Officers of the Company and/or of its subsidiaries, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $100 million; (b) the annual premium payable by the Company for the insurance premium shall not exceed US $1 million annually; and (c) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

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8.2.	Board member and Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a Board member and Officer’s liability insurance policy (run-off) for Board members and Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $100 million; (c) the premium payable by the Company shall not exceed US $1 million annually; and (d) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

8.3.	Waiver of liability: the Company may, subject to statutory provisions, waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity by his action and pursuant to his position as an Officer.

8.4.	Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and its subsidiaries thereof, all subject to the letter of indemnification, as approved by the Company's shareholders from time to time and in accordance with the Company's Articles of Association.

8.5.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

9.       Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer, mutatis mutandis.

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10.   Miscellaneous

10.1.	The identity of the Officers is subject to the discretion of the Company's CEO. Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

10.2.	This Policy shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

10.3.	Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

10.4.	For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Policy.

10.5.	Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

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10.6.	As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

10.7.	The Board of Directors shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

10.8.	Any change in compensation of an Officer related to his or her fixed component that will change the composition of the compensation without affecting the total employer cost to the Company will not require approval of the compensation committee nor the Board of Directors, if it is approved by the CEO or the CFO of the Company and provided that such changed compensation is otherwise in accordance with the terms of the Compensation Policy.

*       *       *       *       *

15

4941 RedHill Biopharma VIF Proof 3

Annual General Meeting of RedHill Biopharma Ltd.

Date: June 24, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	Yes	No
6a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 6 above? (Response required for vote to be counted.)	☐	☐

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

	Yes	No
8a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 8 above? (Response required for vote to be counted.)	☐	☐

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

	Yes	No
9a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 9 above? (Response required for vote to be counted.)	☐	☐

If you are not a controlling shareholder and you do not have personal interest, please mark – NO.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ____________ Please Date Above ____________

Please Sign Here ____________ Please Date Above ____________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of RedHill Biopharma Ltd. to be held on June 24, 2019 For Holders as of May 16, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on June 20, 2019.

PROXY TABULATOR FOR

REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2019 Mediant Communications Inc. All Rights Reserved

4941 RedHill Biopharma VIF.indd 1 5/15/2019 11:20:05 AM

4941 RedHill Biopharma VIF Proof 3

REDHILL BIOPHARMA LTD.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on June 20, 2019)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **RedHill Biopharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 16, 2019** at the **Annual General Meeting** of the Shareholders of **RedHill Biopharma Ltd.** to be held on **June 24, 2019** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**
2. **If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

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